Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

DISCLOSEABLE TRANSACTION

CONTRACTOR CONSTRUCTION CONTRACTS

The Board is pleased to announce that:

2024 Contracts

(1)	On November 21, 2024, Tuya Jiuzhou, an indirect wholly-owned subsidiary of the Company, entered into a contractor construction contract (“First Contractor Construction Contract”) with Yijian Construction, pursuant to which Yijian Construction has undertaken to provide construction works at the lump sum consideration of RMB10,127,283.23 (tax inclusive) (equivalent to approximately HK$11,041,160.05), subject to adjustment according to the terms of the First Contractor Construction Contract;

(2)	On November 21, 2024, Tuya Baji, an indirect wholly-owned subsidiary of the Company, entered into a contractor construction contract (“Second Contractor Construction Contract”,) with Yijian Construction, pursuant to which Yijian Construction has undertaken to provide construction works at the lump sum consideration of RMB9,391,516.77 (tax inclusive) (equivalent to approximately HK$10,238,998.69), subject to adjustment according to the terms of the Second Contractor Construction Contract;

2025 Contracts

(3)	On May 27, 2025, Tuya Jiuzhou entered into a contractor construction contract (“Third Contractor Construction Contract”) with Yijian Construction, pursuant to which Zhejiang Yijian has undertaken to provide construction works at the lump sum consideration of RMB237,562,947.49 (tax inclusive) (equivalent to approximately HK$259,000,411.55), subject to adjustment according to the terms of the Third Contractor Construction Contract; and

(4)	On May 27, 2025, Tuya Baji entered into a contractor construction contract (“Fourth Contractor Construction Contract) with Yijian Construction, pursuant to which Zhejiang Yijian has undertaken to provide construction works at the lump sum consideration of RMB215,765,087.99 (tax inclusive) (equivalent to approximately HK$235,235,533.06), subject to adjustment according to the terms of the Fourth Contractor Construction Contract.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio, as defined under Rule 14.07 of the Listing Rules, in respect of each of First Contractor Construction Contract, Second Contractor Construction Contract, Third Contractor Construction Contract and Fourth Contractor Construction Contract (each a “Contract”, and collectively, the “Contracts”) is less than 5%, each Contract, on a standalone basis, does not constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules, and the 2024 Contracts, on an aggregated basis, do not constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

As the Contracts were entered into by the Group with the same party within 12 months, and are of similar transaction and service nature, the Transactions are required to be aggregated as one transaction in accordance with Rules 14.22 and 14.23 of the Listing Rules. Given that the highest applicable percentage ratio, as defined under Rule 14.07 of the Listing Rules, in respect of the Contracts exceeds 5% but is less than 25%, the Transactions on an aggregate basis constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules. Consequently, the Transactions are subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

SUMMARY OF THE REASONS FOR AND BENEFITS OF ENTERING INTO THE CONTRACTS AND THE TRANSACTION(S) CONTEMPLATED THEREUNDER

The Group intends to consolidate its previously dispersed office and research and development resources through the project, enhance cross-functional collaboration, and provide a more reliable and stable environment and supporting facilities for core technical and product development, testing, and other related activities. Owning self-use buildings will also help the Group strengthen cost control and asset management. The nature of the new-type land also provides the Group with flexibility for potential future expansion based on business needs. The capital expenditure for the Transactions will be funded by the Group’s internal available resources. The Group currently maintains a strong cash position and a healthy financial position.

Yijian Construction, a reputable construction firm, was selected through a tender process to undertake the construction. As such, the Board considers that the Contracts and the terms therein are on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

For more details, please refer to “－ REASONS FOR AND BENEFITS OF ENTERING INTO THE CONTRACTS AND THE TRANSACTION(S) CONTEMPLATED THEREUNDER” in this announcement.

A. THE 2024 CONTRACTS

On November 21, 2024, Tuya Jiuzhou and Tuya Baji (the “Principals”, and each a “Principal”), both being indirect wholly-owned subsidiaries of the Company, respectively entered into the First Contractor Construction Contract and the Second Contractor Construction Contract with Yijian Construction.

Pursuant to the First Contractor Construction Contract, Yijian Construction has undertaken to Tuya Jiuzhou to provide underground construction works on Parcel No. 4 at the lump sum consideration of RMB10,127,283.23 (tax inclusive, equivalent to approximately HK$11,041,160.05), subject to adjustment according to the terms of the Contract therein.

Pursuant to the Second Contractor Construction Contract, Yijian Construction has undertaken to Tuya Baji to provide underground construction works on Parcel No. 3 at the lump sum consideration of RMB9,391,516.77 (tax inclusive, equivalent to approximately HK$10,238,998.69), subject to adjustment according to the terms of the Contract therein.

The principal terms of the 2024 Contracts are as follows:

	First Contractor	Second Contractor
	Construction Contract	Construction Contract

Date	November 21, 2024	November 21, 2024

Principal	Tuya Jiuzhou	Tuya Baji

Contractor	Yijian Construction	Yijian Construction

Subject Matter	Underground construction work on Parcel No. 4	Underground construction work on Parcel No. 3

The scope of work provided by Yijian Construction is mainly pile foundation work, including but not limited to constructing foundation enclosure, earthwork and stonework, drainage and water discharge installation and structural engineering.

Expected Completion	Within 1,087 calendar days from the date of commencement of the construction as stated in the Commencement Notice

Consideration payable to Yijian Construction	RMB10,127,283.23 (equivalent to approximately HK$11,041,160.05) inclusive of tax	RMB9,391,516.77 (equivalent to approximately HK$10,238,998.69) inclusive of tax the amounts are subject to adjustments according to the terms of the First Contractor Construction Contract and the Second Contractor Construction Contract, including but not limited to amendments to (i) the design plan, (ii) the specifications of construction materials, (iii) the scope of work, and (iv) any extra enhancement work required.

Payment Terms	Payment shall be made by the Principals to Yijian Construction in the following manner:

	(1)	monthly interim payments shall be made to Yijian Construction, representing 70% of the assessed value of the construction works completed to date;

(2)	upon completion of all construction work under the contract, payments representing 80% of the assessed value of all completed construction works will be made to Yijian Construction;

(3)	upon successful completion of the Principal’s examination and receiving the acceptance certificate issued by the Principal, payments representing 84% of the assessed value of completed construction works will be made to Yijian Construction;

(4)	upon the Principal approving the complete set of settlement documents and reaching mutual agreement by both parties, payments representing 86% of the assessed value of completed construction works will be made to Yijian Construction;

(5)	upon the Principal receiving the final payment request form and a VAT invoice for the completed construction works from the contractor, settlement payments representing 97% of the contract sum (subject to potential adjustment) will be made to Yijian Construction; and

(6)	the remaining balance of 3% of the contract sum (subject to potential adjustment) will be retained as a maintenance bond and will be paid to Yijian Construction, provided that there are no quality defects within specified period as detailed in the 2024 Contracts. The first half of the remaining balance, representing 1.5% of the contract sum (subject to potential adjustment), will be paid one year following the start of the warranty period, and the second half will be paid two years following the start of the warranty period, contingent on no quality defects being discovered and the contractor providing a quality guarantee letter approved by the Principal.

Performance Guarantee	Yijian Construction shall provide an unconditional and irrevocable performance bond to each of the Principals within 20 days of signing each of the 2024 Contracts, in an amount being 10% of the respective contract sum (excluding provisional sums). The Principals have the right to claim all or part of the performance bond under certain circumstances as specified in the 2024 Contracts. The performance bond will be returned to Yijian Construction without interest after its expiration, unless a deduction has been made due to a breach by Yijian Construction.

B. THE 2025 CONTRACTS

On May 27, 2025, Tuya Jiuzhou and Tuya Baji, respectively entered into the Third Contractor Construction Contract and the Fourth Contractor Construction Contract with Yijian Construction.

Pursuant to the Third Contractor Construction Contract, Yijian Construction has undertaken to Tuya Jiuzhou to provide aboveground construction works on Parcel No. 4 at the lump sum consideration of RMB237,562,947.49 (tax inclusive,equivalent to approximately HK$259,000,411.55), subject to adjustment according to the terms of the Contract therein.

Pursuant to the Fourth Contractor Construction Contract, Yijian Construction has undertaken to Tuya Baji to provide aboveground construction works on Parcel No. 3 at the lump sumconsideration of RMB215,765,087.99 (tax inclusive,equivalent to approximately HK$235,235,533.06), subject to adjustment according to the terms of the Contract therein.

The principal terms of the 2025 Contracts are as follows:

	Third Contractor Construction Contract	Fourth Contractor Construction Contract

Date	May 27, 2025	May 27, 2025

Principal	Tuya Jiuzhou	Tuya Baji

Contractor	Yijian Construction	Yijian Construction

Subject Matter	Aboveground construction work on Parcel	Aboveground construction work on Parcel No. 3

The scope of work provided by Yijian Construction mainly includes earthwork and stonework, drainage and water discharge, structural engineering, building construction, rough finishing, fire door installation and integrated electromechanical works.

Expected Completion	Within 800 calendar days from the date of commencement of the construction as stated in the Commencement Notice

Consideration payable to Yijian Construction	RMB237,562,947.49 (equivalent to approximately HK$259,000,411.55) inclusive of tax	RMB215,765,087.99 (equivalent to approximately HK$235,235,533.06) inclusive of tax the amounts are subject to adjustments according to the terms of the Third Contractor Construction Contract and the Fourth Contractor Construction Contract, respectively, including but not limited to amendments to (i) the design plan, (ii) the specifications of construction materials, (iii) the scope of work, and (iv) any extra enhancement work required.

Additionally, the amounts may also be adjusted based on fluctuations in the cost of certain raw materials. If market prices deviate more than 5% from the specified base price of these raw materials, adjustments are calculated for the portion exceeding that threshold, factoring in VAT based on reference sources and calculation methods included in the 2025 Contracts.

Payment Terms	Payment shall be made by the Principals to Yijian Construction in the following manner:

(1)	monthly interim payments shall be made to Yijian Construction, representing 70% of the assessed value of the construction works completed to date which will be increased to 75% after the construction drawing budget has been mutually agreed, and a supplementary agreement has been signed;

(2)	upon completion of all construction work under the contract, payments representing 80% of the assessed value of all completed construction works will be made to Yijian Construction;

(3)	upon successful completion of the Principal’s examination and receiving the acceptance certificate issued by the principal, payments representing 84% of the assessed value of completed construction works will be made to Yijian Construction;

(4)	upon the Principal approving the complete set of settlement documents and reaching mutual agreement by both parties, payments representing 86% of the assessed value of completed construction works will be made to Yijian Construction;

(5)	upon the Principal receiving the final payment request form and a VAT invoice for the completed construction works from the contractor, settlement payments representing 97% of the contract sum (subject to potential adjustment) will be made to Yijian Construction; and

(6)	the remaining balance of 3% of the contract sum (subject to potential adjustment) will be retained as a maintenance bond and will be paid to Yijian Construction, provided that there are no quality defects within specified period as detailed in the 2025 Contracts. The first half of the remaining balance, representing 1.5% of the contract sum (subject to potential adjustment), will be paid one year following the start of the warranty period, and the second half will be paid two years following the start of the warranty period, contingent on no quality defects being discovered and the contractor providing a quality guarantee letter approved by the principal.

Performance Guarantee	Yijian Construction shall provide an unconditional and irrevocable performance bond to each of the Principals within 20 days of signing each of the 2025 Contracts, in an amount being 5% of the respective contract sum (excluding provisional sums) .. The Principals have the right to claim all or part of the performance bond under certain circumstances as specified in the 2025 Contracts. The performance bond will be returned to Yijian Construction without interest after its expiration, unless a deduction has been made due to a breach by Yijian Construction.

BASIS OF DETERMINATION OF CONTRACT SUMS

The selection of the Yijian Construction as the contractor for the Contracts was conducted through a tender process. Invitations to bid for the construction work were issued by the Principals, being Tuya Jiuzhou for the First Contractor Construction Contract and the Third Contractor Construction Contract, and Tuya Baji for the Second Contractor Construction Contract and the Fourth Contractor Construction Contract. After an objective evaluation by the Principals, the tenders submitted by Yijian Construction were deemed the most suitable.

The Principals considered several factors, including the contract sum, the experience and competency of Yijian Construction, the expected scope and complexity of the construction works, estimated material and labor costs, and prevailing market prices for similar construction projects. The contract sum of each of the Contracts was established following arm’s length negotiations between the relevant parties. Consequently, the Board believes the contract sum of each of the Contracts to be fair and reasonable. The contract sums (and any adjustments) will be funded through the Group’s internal resources.

It is standard market practice for construction work of this nature to include potential adjustments to the contract sums, which must be mutually agreed upon by both the principal and the main contractor. Should any of the contract sums in the Contracts exceed an amount that results in the highest applicable percentage ratio, as defined under Rule 14.07 of the Listing Rules, equaling or exceeding 25% on a standalone or aggregated basis, the Company will reassess its compliance with the relevant requirements under Chapter 14 of the Listing Rules. A further announcement will be made by the Company as and when appropriate.

INFORMATION ON THE GROUP

The Company is a global leading AI cloud platform service provider with a mission to build an AIoT developer ecosystem and enable everything to be smart. The Company has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AIoT developer platform, the Company has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Tuya Jiuzhou and Tuya Baji are both companies established in the PRC with limited liability and are principally engaged in the manufacturing of computer hardware and software, technical services, technology development and cloud computing equipment manufacturing. As at the date of this announcement, Tuya Jiuzhou and Tuya Baji are both indirect wholly-owned subsidiaries of the Company.

INFORMATION ON YIJIAN CONSTRUCTION

Yijian Construction is a company established in the PRC with limited liability. Its principal business activities include building construction, equipment installation for industrial and civil construction projects, mechanical and electrical engineering and landscaping.

To the best of the Directors’ knowledge, information and belief, and having made all reasonable enquiries, Yijian Construction and its ultimate beneficial owners are third parties independent of the Company and its connected persons. To the best of the Directors’ knowledge, information and belief, as at the date of this announcement, Yijian Construction is owned as to 86.95% by Zhejiang Construction Investment Group Co., Ltd. (浙江省建設投資集團股份有限公司), a company listed on the Shenzhen stock exchange (stock code: 002761.sz) and 13.05% by Guoxin Jianyuan Equity Investment Fund (Chengdu) Partnership (Limited Partnership)* (國新建源股權投資基金(成都) 合夥企業( 有限合夥)) (“Guoxin Jianyuan”). The general partner of Guoxin Jianyuan is Jianxin Financial Investment Private Equity Fund Management (Beijing) Co., Ltd. ( 建信金投私募基金管 理(北京)有限公司), a company wholly owned by Jianxin Financial Asset Investment Co., Ltd ( 建 信金融資產投資有限公司 ) who is also the largest limited partner of Guoxin Jianyuan, and is a company indirectly wholly owned by China Construction Bank Corporation ( 中國建設銀行股份有 限公司), a company listed on the Shanghai Stock Exchange and the Stock Exchange (stock code: 601939.sh and 00939.hk).

REASONS FOR AND BENEFITS OF ENTERING INTO THE CONTRACTS AND THE TRANSACTION(S) CONTEMPLATED THEREUNDER

The Group intends to consolidate its previously dispersed office and research and development resources through the project, enhance cross-functional collaboration, and provide a more reliable and stable environment and supporting facilities for core technical and product development, testing, and other related activities. Owning self-use buildings will also help the Group strengthen cost control and asset management. The nature of the new-type land also provides the Group with flexibility for potential future expansion based on business needs. The capital expenditure for the Transactions will be funded by the Group’s internal available resources. The Group currently maintains a strong cash position and a healthy financial position.

The Contracts are therefore considered by the Directors to be in line with the Group’s existing and long-term development strategies, enhancing the Group’s core competitiveness for future business growth.

As a legally qualified construction company with a good reputation, Yijian Construction has been selected through a tender process, and the Board believes that it is able to provide the Group with construction services that meets the construction requirements.

The Board considers that the Contracts and the terms therein are on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio, as defined under Rule 14.07 of the Listing Rules, in respect of each of the Contracts is less than 5%, each Contract, on a standalone basis, does not constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules, and the 2024 Contracts, on an aggregated basis, do not constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

As the Contracts were entered into by the Group with the same party within 12 months, and are of similar transaction and service nature, the Transactions are required to be aggregated as one transaction in accordance with Rules 14.22 and 14.23 of the Listing Rules. Given that the highest applicable percentage ratio, as defined under Rule 14.07 of the Listing Rules, in respect of the Contracts exceeds 5% but is less than 25%, the Transactions on an aggregate basis constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules. Consequently, the Transactions are subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“2024 Contracts”	the First Contractor Construction Contract and the Second Contractor Construction Contract

“2025 Contracts”	the Third Contractor Construction Contract and the Fourth Contractor Construction Contract

“Board”	the board of Directors

“Commencement Notice”	the written notice to be issued by the principal (Tuya Jiuzhou or Tuya Baji) to the contractor, Yijian Construction on commencement of the relevant construction works, after signing of the relevant Contracts

“Company”	Tuya Inc., an exempted company with limited liability incorporated in the Cayman Islands on August 28, 2014

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group” or “Tuya”	the Company and its subsidiaries

“HK$”	Hong Kong dollar, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“IoT”	the connection of physical objects, or “things,” that are embedded with communication modules, software, and other technologies for the purpose of connecting and exchanging information with other devices and systems over the internet or other communications networks

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Parcel No. 3”	West Zhenggong [2024] No. 3 land lot ( 西政工出[2024]3號), located in Xihu District, PRC

“Parcel No. 4”	West Zhenggong [2024] No. 4 land lot ( 西政工出[2024]4號), located in Xihu District, PRC

“PRC”	the People’s Republic of China and, for the purposes of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transactions”	the entering into of the Contracts, and the transaction(s) contemplated thereunder

“Tuya Baji”	Hangzhou Tuya Baji Technology Co., Ltd.* ( 杭州塗鴉八極科技 有限公司), an indirect wholly-owned subsidiary of the Company

“Tuya Group Headquarter	the development of new headquarter buildings for the Group

Project” or “Project”	on Parcel No. 3 and Parcel No. 4, including the construction of buildings number 1 to 6 on Parcel No. 4, and buildings number 1 to 7 on Parcel No. 3

“Tuya Jiuzhou”	Hangzhou Tuya Jiuzhou Technology Co., Ltd.* ( 杭州塗鴉九 州科技有限公司), an indirect wholly-owned subsidiary of the Company

“Yijian Construction”	Zhejiang Yijian Construction Co., Ltd.* ( 浙江省一建建設集團有限公司), a company established in the PRC with limited liability and the main contractor under the Contracts

“%”	per cent

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, May 27, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

*	For identification purpose only.

**	For the purpose of this announcement, the conversion of RMB into HK$ is based on the approximate exchange rate of HK$1 = RMB0.91723.